UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2024

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-41899

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Needham Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NB Bancorp, Inc.

1063 Great Plain Avenue

Needham, Massachusetts 02492

Table of Contents

NEEDHAM BANK 401(K) PLAN

* Other schedules, required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Directors, Plan Administrator, and Plan Participants of Needham Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Needham Bank 401(k) Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wolf & Company, P.C.

We have served as the Plan's auditor since 2023.

Boston, Massachusetts

June 25, 2025

NEEDHAM BANK 401(K) PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2024	2023

Assets:

Cash and cash equivalents	$-	$5,020

Investments:
Investments at fair value	55,770,982	45,195,251
Investments at contract value	1,425,781	209,241
Total investments	57,196,763	45,404,492

Receivables:
Notes receivable from participants	698,096	532,412
Employer contribution	95,486	93,241
Participants contribution	-	212
Other receivables	-	20
Total receivables	793,582	625,885

Net assets available for benefits	$57,990,345	$46,035,397

See accompanying notes to financial statements.

NEEDHAM BANK 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2024
Additions:
Investment income:
Net appreciation in fair value of investments	$7,441,456
Dividends and interest earned on investments	388,774
Total investment income	7,830,230

Interest income on notes receivable from participants	47,675

Contributions:
Employer	2,552,203
Participants	3,785,220
Rollovers	2,537,774
Total contributions	8,875,197

Total additions	16,753,102

Deductions:
Benefits paid to participants	4,728,294
Administrative expenses	69,860
Total deductions	4,798,154

Net increase	11,954,948

Net assets available for benefits:
Beginning of year	46,035,397

End of year	$57,990,345

See accompanying notes to financial statements.

NEEDHAM BANK 401(K) PLAN

Notes to Financial Statements

As of December 31, 2024 and 2023 and for the year ended December 31, 2024

1.DESCRIPTION OF PLAN

The following description of the Needham Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan Document for complete information.

General

The Plan is a defined contribution plan covering certain employees of Needham Bank (the “Bank”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan adopted a Principal Financial Group prototype for savings plans. Principal Life Insurance Company and Delaware Charter Guarantee and Trust Company d/b/a Principal Trust Company are the Custodians of the Plan.

All assets acquired under this Plan as a result of participant and Bank contributions, income and other additions will be administered, distributed, forfeited and otherwise governed by the provisions of this Plan. The Plan assets are currently invested in various investment options offered through the Principal Financial Group and its member companies (“Principal”).

Prior to July 15, 2023, the Plan was part of The Defined Contribution Plan (Plan A) of CBERA, which is a multi-employer defined contribution plan. Effective July 15, 2023, the Compensation Committee of the Board of Directors approved the spin-off of the Plan, which then became a stand-alone plan, and also approved Principal to act as the Trustee of the Plan.

Eligibility

To become eligible for participation, an employee must have reached 21 years of age and complete one month of entry service. The following employees are not eligible to participate in the Plan: Part-time, temporary, or seasonal employees who are regularly scheduled to work less than 1,000 hours of service, until such time as the employee works 1,000 hours of service in a 12-month period in the plan; leased employees.

Participant Contributions

An active participant may elect to make contributions to the Plan subject to limitations as defined in the Internal Revenue Code (“IRC”) as follows:

Elective deferral contributions

Each year, participants may contribute to the Plan a percentage of their annual compensation, on a pre-tax basis as defined in the Plan, up to 75% of eligible compensation subject to the IRC limitations. Participants may also make Roth contributions. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 5% of eligible compensation and will be increased 1% each January 1 up to 18% compensation unless the participant affirmatively elects a different percentage. Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions.

Rollover contributions

Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan.

Employer Contributions

The Bank will make matching contributions to eligible participants in an amount equal to 100% of the first 8% of eligible compensation. Bank matching contributions are recorded in the same period as participant contributions.

The Plan does not allow for discretionary contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Bank matching contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their elective and rollover contributions. Bank matching contributions vest 100% after completion of three years of service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes are required to be repaid within 5 years unless the note is to be used for the purchase of a primary residence and such loan term shall be a period consistent with commercial home loan practices. Participants may have up to two loans outstanding at any time. The notes are secured by the balance in the participant’s account and bear interest at a rate based on the rates available for similar loans from commercial lending institutions. The loan administrator periodically examines the rates such lenders are using. Once a loan is granted, the interest rate on that loan will not change. Principal and interest is paid ratably through payroll deductions if available.

Payment of Benefits

Upon termination of service, retirement, disability or death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount, installment payments or partial payments. In-service withdrawals from the participant’s account are available upon reaching age 59½. A participant may withdraw from their rollover account at any time. If a participant’s vested account balance is $1,000 or less, the Plan administrator can distribute the entire balance in a lump-sum amount. Hardship withdrawals are available in order to meet a participant’s immediate and heavy financial need.

Distribution of benefits attributable to investments other than those attributable to NB Bancorp, Inc. common stock will be in the form of cash. Distribution of benefits attributable to NB Bancorp, Inc. common stock will be in the form of cash, NB Bancorp, Inc. common stock, or both, at the participant's discretion.

Voting Rights

Participants (or beneficiaries), as holders of NB Bancorp, Inc. common stock, will direct Principal Trust Company, the Plan Trustee, as to the manner in which the voting rights are to be exercised for all NB Bancorp, Inc. common stock held as part of the Plan assets.

Forfeited Accounts

At December 31, 2024 and 2023, there were $119,717 and $17,101 in forfeited unvested accounts included in Plan assets. These accounts will be used to reduce future employer contributions or pay administrative expenses. During the Plan year ended December 31, 2024, employer contributions were reduced by $17,043 from forfeited unvested accounts.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are recorded at fair value (except for the fully benefit responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Contributions from Plan participants and the matching contributions from the Bank are recorded in the year in which the employee contributions are withheld from compensation.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged against participant accounts when incurred. Delinquent notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan’s expenses are paid either by the Plan or the Bank, as provided by the plan document. Expenses that are paid directly by the Bank are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net assets available for benefits. In addition, certain investment-related expenses are included in net appreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, are described as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (the “SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

NB Bancorp, Inc. common stock: Valued at the closing price reported on the Nasdaq Global Select Market on the last business day of the Plan year.

Collective investment trusts: The collective investment trusts (“CIT”) include the Principal Lifetime Hybrid CITs. Principal Lifetime Hybrid CITs invest in a collective trust fund as well as a variety of separate accounts and mutual funds that seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor with a specific target retirement date. Principal Lifetime Hybrid CITs are valued at NAV per unit held by the Plan at year-end as reported by Principal, which is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions may occur daily.

If the Plan were to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

Pooled Separate Accounts (“PSA”): Valued daily based on the market value of the underlying net assets in each separate account. The majority of the underlying net assets have observable Level 1 and/or 2 quoted pricing inputs which are used to determine the unit value of the PSA which is not publicly quoted. These PSAs are classified as Level 2. The redemption frequency of each of these PSA is daily, and there are no redemption restrictions. There are no unfunded commitments related to the Plan’s investment in PSAs.

Self-Directed Brokerage Account: Actively traded money market funds are measured at NAV and classified as Level 1. The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024 and 2023:

	December 31, 2024
	Level 1	Level 2	Level 3	Fair Value

Mutual funds	$9,910,111	$-	$-	$9,910,111
Collective investment trusts	-	27,984,130	-	27,984,130
Pooled separate accounts	-	6,008,358	-	6,008,358
Self-directed brokerage accounts	432,770	-	-	432,770
NB Bancorp, Inc. common stock	11,435,613	-	-	11,435,613

Total investments at fair value	$21,778,494	$33,992,488	$-	$55,770,982

	December 31, 2023
	Level 1	Level 2	Level 3	Fair Value

Mutual funds	$6,537,606	$-	$-	$6,537,606
Collective investment trusts	-	23,681,796	-	23,681,796
Pooled separate accounts	-	4,977,458	-	4,977,458
Self-directed brokerage accounts	1,820,387	-	-	1,820,387
NB Bancorp, Inc. common stock	8,178,004	-	-	8,178,004

Total investments at fair value	$16,535,997	$28,659,254	$-	$45,195,251

4. GROUP ANNUITY CONTRACT

The Plan has entered into a fully benefit-responsive group annuity contract with Principal Life Insurance Company. The traditional investment contract is reflected in the financial statements at contract value as reported to the Plan by Principal Life Insurance Company. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The crediting interest rate is based on the rate in effect on the date of the deposit and is credited annually on the anniversary date of the deposit. The crediting rate is based on a formula established by the contract issuer but may not be less than 1% or greater than 3%. The crediting rate is reviewed on a quarterly basis for resetting. The guaranteed investment contract does not permit the insurance company to terminate the agreement except under certain circumstances outlined in the contract.

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for a fully benefit-responsive investment contract because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events may limit the ability of the Plan to transact at contract value with the contract issuer. Such events include but may not be limited to the following: (1) the complete or partial termination of the Plan; (2) the establishment or activation of, or material change in, any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or division or as a result of group layoffs or early retirement programs. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

5.TAX STATUS

The Plan adopted the Principal Financial Group Prototype for Savings Plan, which received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, stating that the written form of the underlying volume submitter plan document is qualified under Section 401(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor (“DOL”). The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.RISKS AND UNCERTAINTIES

The Plan invests in a variety of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are in shares of NB Bancorp, Inc. common stock and contracts issued by Principal. The Plan also issues notes receivable from participants. Therefore, transactions with the Custodians qualify as party-in-interest transactions. For the Plan year ended December 31, 2024, fees paid to the Custodians amounted to $69,860. Fees paid for investment management, custody and record-keeping services may be included as a reduction of the investment return earned by each investment.

As of December 31, 2024 and 2023, the Plan held 633,201 and 608,030 shares of NB Bancorp, Inc. common stock, respectively.

8.PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer discretionary contributions.

9.SUBSEQUENT EVENTS

On June 5, 2025, NB Bancorp, Inc. (the “Company”), Needham Bank, a wholly-owned subsidiary of the Company (“Needham Bank” and together with the Company, “Needham”), 1828 MS, Inc., a wholly owned subsidiary of the Company (the “Merger Sub”), Provident Bancorp, Inc. (“Provident”) and BankProv, a wholly owned subsidiary of Provident (“BankProv”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Needham will acquire Provident and BankProv through the merger of Merger Sub with and into Provident (the “Merger”) followed as soon as reasonably practicable by the merger of Provident with and into the Company (the “Holdco Merger”), with the Company as the surviving entity. The Merger Agreement further provides that after the Holdco Merger, at a time selected by Buyer, BankProv will merge with and into Needham Bank, with Needham Bank as the surviving entity.

Subject to the fulfillment or, if permissible, waiver of the closing conditions under the Merger, the Company anticipates that the Merger will close during the fourth quarter of 2025.

NEEDHAM BANK 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

E.I.N. 84-3556185 Plan Number 003

December 31, 2024

a	b	c	d	e
	Identity of	Description of Investment Including Maturity Date,		Current
	Issue, Borrower, Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost (1)	Value

		Pooled separate accounts of Principal
		Global Investors Trust Company:
*	Principal Global Investors Trust Company	Blue Chip SA-Z		$ 3,397,487
*	Principal Global Investors Trust Company	Fixed Income SA-Z		206,818
*	Principal Global Investors Trust Company	Equity Income SA-Z		1,548,591
*	Principal Global Investors Trust Company	MidCap Growth SA-Z		603,433
*	Principal Global Investors Trust Company	MidCap S&P 400 Index SA-Z		166,404
*	Principal Global Investors Trust Company	MidCap Value I SA-Z		79,765
*	Principal Global Investors Trust Company	SmallCap Value II SA-Z		5,860

		Collective investment trusts of Principal
		Global Investors Trust Company:
*	Principal Global Investors Trust Company	Lifetime 2015 CIT Tier I		529,219
*	Principal Global Investors Trust Company	Lifetime 2020 CIT Tier I		1,711,951
*	Principal Global Investors Trust Company	Lifetime 2025 CIT Tier I		3,739,889
*	Principal Global Investors Trust Company	Lifetime 2030 CIT Tier I		2,845,457
*	Principal Global Investors Trust Company	Lifetime 2035 CIT Tier I		2,284,306
*	Principal Global Investors Trust Company	Lifetime 2040 CIT Tier I		4,934,031
*	Principal Global Investors Trust Company	Lifetime 2045 CIT Tier I		2,220,320
*	Principal Global Investors Trust Company	Lifetime 2050 CIT Tier I		4,639,783
*	Principal Global Investors Trust Company	Lifetime 2055 CIT Tier I		2,179,433
*	Principal Global Investors Trust Company	Lifetime 2060 CIT Tier I		1,584,808
*	Principal Global Investors Trust Company	Lifetime 2065 CIT Tier I		426,237
*	Principal Global Investors Trust Company	Lifetime 2070 CIT Tier I		237,108
*	Principal Global Investors Trust Company	Lifetime Strategic Income CIT Tier I		651,588

		Mutual funds:
	AB	Bond Inflation Strategy Portfolio		128,146
	Capital Research and Management Co	New World Fund Inc.		206,116
	Dimensional Fund Advisors	US Small Cap Portfolio		1,241,760
	Fidelity Investments	Fidelity 500 Index Fund		5,996,040
	Massachusetts Financial Service Co Institutional Trust	MFS International Equity Fund		954,635
	PGIM	High Yield Fund		301,604
	PIMCO	Income Fund		1,008,065
	Vanguard Group	Vanguard Explorer Fund		73,745

		Collective investment trust:
*	Principal Life Insurance Company	Principal Fixed Guaranteed Option		1,425,781

	Self-Directed Brokerage Accounts	Self-Directed Brokerage Accounts		432,770

*	NB Bancorp, Inc.	NB Bancorp, Inc. Common Stock		11,435,613

*	Notes receivable from participants	Loans to participants at a fixed rate at the time the loan is made, interest rates ranging from 2.80% to 10.50%.		698,096

				$ 57,894,859

There were no investment assets which were both acquired and disposed of during the Plan year.

* Represents party in interest.

(1) Cost information is not required for participant directed investments.

See report of independent registered public accounting firm.

Exhibit Index

3.1
23.1	Consent of Wolf and Company, P.C. dated June 25, 2025

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Needham Bank 401(k) Plan

Date: June 25, 2025	/s/ Jean-Pierre Lapointe
Jean-Pierre Lapointe
Executive Vice President and Chief Financial Officer